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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Olympus Optical Co. Ltd.

*CURRENT ADDRESS: Monolith, 3-1 Nishi-Shinjuku 2-chome Shinjuku-ku, Tokyo 163-0914, Japan

**FORMER NAME

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3326 FISCAL YEAR 3/31/02

*• Complete for initial submissions only ** Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DATE: 1/17/03

OLYMPUS

82-3326

ANNUAL REPORT 2002

focusing on our strengths

OPTO-DIGITAL TECHNOLOGY

Since 1919, Olympus Optical Co., Ltd. and its Group companies ("Olympus" or "the Group") have led the industry in developing various products based on optical technology. Olympus creates such groundbreaking products as digital cameras through OPTO-Digital Technology, a fusion of optical and advanced digital technologies. Olympus maintains excellence in all three of its product groups: the Imaging Systems Group, which includes digital cameras, film cameras, and recorders; the Medical Systems Group, which offers medical endoscopes that lead the world market, biological microscopes, clinical analyzers and other advanced medical equipment; and the Industrial Systems Group, comprising industrial microscopes and measuring equipment, as well as industrial endoscopes, printers, barcode data processing devices, magneto-optical disk drives and other information peripheral products. While uniting diverse technologies, the Group will continue to provide technology and products that offer new value in the daily lives of people worldwide.

FINANCIAL HIGHLIGHTS

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Net sales	¥528,415	¥466,704	¥428,646	$4,227,320
Net income	10,279	11,787	1,860	82,232
Earnings per share—Basic net income	38.87	44.57	7.03	0.311
Total assets	562,078	584,103	536,174	4,496,624
Shareholders' equity	201,547	192,229	190,341	1,612,376

Notes: 1. Earnings per share is shown in yen and U.S. dollars.
2. The U.S. dollar amounts have been translated from yen, for the convenience of the reader, at the rate of ¥125=US$1.
3. The above figures are based on accounting principles generally accepted in Japan.
4. Diluted net income per share its not presented due to the fact that there were no potentially dilutive common shares.

Net Sales
(Billions of yen)


600
500
400
300
200
100
0
365.0
413.7
428.6
466.7
528.4
1998
1999
2000
2001
2002

Net Income
(Billions of yen)


12
10
8
6
4
2
0
9.3
8.9
1.9
11.8
10.3
1998
1999
2000
2001
2002

Earnings per Share—Basic Net Income
(Yen)


50
40
30
20
10
0
35.2
33.6
7.0
44.6
38.9
1998
1999
2000
2001
2002



fiscal year 2002, ended March 31, 2002, consolidated net sales for the Olympus Group increased 13.2% from the previous fiscal year to ¥528,415 million (US$4,227 million), operating income increased 19.1% to ¥42,283 million (US$338 million), and net income declined 12.8% to ¥10,279 million (US$82 million). The decline in net income was the result of the evaluation loss on marketable and investment securities. Due to the growth of digital cameras and increased sales of medical equipment internationally, however, Olympus was able to achieve an increase in revenues for the eighth year in a row. In the extremely harsh environment besieging the corporate management, it was a year marked by the keen consciousness of an expanding company with a new management structure headed by President Kikukawa, preserving the cornerstone of rising revenues and profits.

Q: Could you explain the Company's performance in fiscal 2002, your first year as president of Olympus?

The figures recorded for consolidated net sales and operating income were the highest in our history.

The figures recorded for consolidated net sales and operating income were the highest in our history. Though the global economy showed signs of recession, triggered by the collapse of the IT bubble, we were able to manage fair results.

Net sales increased 13.2% over the previous fiscal year to ¥528,415 million (US$4,227 million), rising for the eighth year in a row. This growth in revenue was due mainly to increased sales of digital cameras, as well as higher sales of medical products in Europe and the United States.

Revenue from digital cameras leapt to ¥137,933 million (US$1,103 million) from ¥109,948 million in the previous fiscal year, growing to be a core product that accounts for more than a quarter of sales revenue. In medical products, sales of medical endoscopes were robust, with international sales for the division notably rising 24.8%.

By segment, sales of the Imaging Systems Group grew 13.5%, and sales of the Medical Systems Group grew 19.4%. The Industrial Systems Group, however, led by falling demand from our client industries, such as electronics, posted a 3.8% decline in sales for the fiscal year.

Consolidated operating income for the Olympus Group increased 19.1% to ¥42,283 million (US$338 million). Rising profits from medical products compensated for a deficit caused by worsening profit margins stemming from severe price competition for digital cameras. An income structure in which the profitable Medical Systems Group supports the entire company is more clearly seen than ever before. Exchange rate fluctuations in which the yen weakened against other currencies also contributed to increased profits, as Olympus's export rate is greater than 70%.

However, amid lower share prices in the Japanese stock market, Olympus recorded an extraordinary loss of ¥11,021 million due mainly to the evaluation loss on marketable and investment securities, resulting in net income of ¥10,279 million (US$82 million), a drop of 12.8% from the previous fiscal year.

Q: It has now been one year since a new corporate structure took effect, with a management reorganization centered on the introduction of an Internal Company System. Could you please explain the aims of this restructuring, and its results?

The new system created three internal companies organized by segment according to the customers they serve: the Imaging Systems Group for consumers, the Medical Systems Group for medical institutions, and the Industrial Systems Group for the industrial market.

There were two aims with the introduction of this system. The first was that each of the three companies would be aware of its independence as an operation, and not be dependent on the highly profitable Medical Systems Group, thereby increasing management efficiency. Once a week for the past year we convened the Executive Management Committee, where the presidents of each internal company could hold discussions, and I was impressed by how each of them approached their duties with such a high degree of motivation. The second aim of the new system was that by devolving authority, decisions could be made faster. This result is also being seen. Several plans are being implemented for a turnaround of the Imaging Systems Group, especially in regard to digital cameras.

Q: In the market for digital cameras, camera manufacturers and electronic equipment manufacturers are competing with increasing functionality and lower prices. Olympus holds a leading share of this market, but is in the red. Could you please explain your plans for a turnaround?

Our digital camera business has a problem with its profit structure. However, the points for improvement are very clear.

Olympus's digital camera business has a problem with its profit structure, namely that procurement from original equipment manufacturers (OEMs) makes up a full 70% of the sales volume. Dependence on outsourcing for the better part of production is a big handicap when fighting in a price competition.

The points for improvement are clear. First, we must lower our internal production costs. Second, we must increase the ratio of internal production. Our solution to these problems includes a plan to produce digital cameras in China. While all internal production has been done in Japan up to now, this plan calls for 1 million cameras to be produced in China. At the same time, we are moving forward with the integration of domestic production and are investing ¥6 billion over the next three years in this reorganization. By having Japan concentrate on the creative aspects that lead to a high degree of added value, such as development, and China focus on high-quality, low-cost production, we will be able to drastically lower production costs. In addition, by opening up production in China, Olympus will be able to strengthen its internal supply structure and increase its internal production ratio. We are projecting an internal production ratio of 50% by the second half of fiscal 2003.

Q: What are your thoughts on a profit structure that is dependent on the Medical Systems Group?

Synergies created in the process of exchanging technologies represent a strong corporate asset that makes Olympus different from other companies.

The majority of Olympus's profit is generated by the Medical Systems Group. Why does Olympus not specialize in the Medical Systems Group is a question I have heard often from shareholders over the past year. However, at this time we are neither thinking of spinning off nor withdrawing from the Imaging Systems Group or the Industrial Systems Group. One cannot assess the degree of contribution from each of the businesses solely on short-term profitability. The cross-fertilization and exchange of technologies from different fields has given rise to new core technologies. Synergies created in this process have been the foundation of Olympus's growth. That represents a strong corporate asset that makes Olympus different from other companies.

For example, consider Olympus's medical endoscopes, which have been received with an unparalleled confidence, holding approximately an 70% share of the world market. What underpins that competitiveness is the accumulation of optical and high-precision processing technologies acquired by a global camera manufacturer.

The keyword in this process is "OPTO-Digital Technology." OPTO-Digital Technology, a fusion of optical and digital technologies, is the base on which our core businesses of endoscopes and cameras have been built. At the same time, this base gives rise to strategic new business fields. Olympus is seeking to expand these new fields based on OPTO-Digital Technology, which already made up 35% of sales during fiscal 2002.Our goal is to increase this percentage to about 52% by the end of fiscal 2004 by focusing investment in promising businesses that we expect to be the core business areas of the future, including digital cameras, endoscopes-related products, optical communications and related businesses, and the genome medical business.

Above all, in the genome medical business, where we see a tremendous opportunity, Olympus's ability to utilize its technical assets gives it an advantage. In the field of genomic analysis, in addition to our accumulated optical technology, we have been acquiring technology regarding genomes since the



1980s. We now possess 80% of the technology required for commercialization in this field. From the standpoints of production and marketing, our strength lies in our ability to utilize our network and the production infrastructure of the medical products business.

By making use of this synergy, we aim to create a structure in which each of the three companies contributes to profit in a balanced manner. From a profit structure that is overly dependent on a single business, without the cultivation of profitable new businesses, Olympus cannot set the stage for further growth.

Q: Finally, what message do you have for shareholders?

The value creation that Olympus envisions is one in which we offer new value in the course of our business activities. This will lead to maximization of returns for shareholders.

What we are aiming for is a "Value Creating Company." You might think that "value creation" means rising share prices. But the value creation that Olympus envisions is one in which we offer new value in the course of our business activities, and that brings about a lifestyle of health and happiness for all people. It is also a corporation in which all stakeholders, including employees, clients and end users, have pride in the Olympus brand. This will strengthen profitability, growth potential and brand power, and lead finally to maximization of long-term returns for shareholders.

Former President Masatoshi Kishimoto built Olympus's solid profit foundation during the long period of economic depression in Japan that followed the collapse of the bubble economy. My role is to try and push forward even more aggressively as a leading global corporation, building on this strong foundation. By the numbers, my goal is to raise the current ROE of 5.2% to 20% or more, a standard in line with that of leading global corporations. To make this a reality, Olympus is devoting its efforts to new value creation.

July 2002



Tsuyoshi Kikukawa
President

Olympus has been restructuring its Imaging Systems Group, with special focus on digital cameras, in order to improve its profit structure. A new corporate structure went into effect on April 1, 2002. By constructing a new business model that integrates all aspects of the process, from development to manufacture and sales, Olympus has enabled profitable business development with faster turnaround in the turbulent consumer products market. We talk with Hiroshi Komiya, president of the Imaging Systems Group, about the restructuring plan.

Q: Olympus announced the restructuring of its imaging products business in January 2002 and the new system went into effect in April. Please explain your strategy in concrete terms.

Olympus has been reborn as three internal companies: the Imaging Systems Group, the Medical Systems Group and the Industrial Systems Group.

The Imaging Systems Group is primarily responsible for the camera business, and is the only business of the three that has general consumers as its customers. Its focus in the past was on film cameras, but for the last five years or so the market for digital cameras has grown rapidly. With the dramatic rise in demand for digital cameras, Olympus, as one of the pioneers of this technology was able to greatly expand its business.

Competition in the digital camera market is fierce, however, and the fact that the life cycle of a digital camera is said to be only six months does not mesh well with our business strategy. Olympus has built a business strategy around products with long life cycles: 20 years for microscopes, 10 years for endoscopes, and 2.5 years for film cameras. Now suddenly we are caught in the torrent of six-month cycles.

During the period under review, the digital camera business recorded huge losses totaling ¥11 billion on a consolidated basis. This is a crisis for our company. But in every crisis there is also opportunity. The profitability of Olympus has been overly dependent on medical endoscopes, and this is our opportunity to break away from that dependence. We are already realizing profit on film cameras thanks to a reformed business structure capable of producing quality goods at a reasonable price. In this restructuring our facilities in China play a vital role.

I have built a strategy around the idea that creation of a successful product is split into the elements of its "conception" and "production." "Conception" is the brand strategy, the marketing and accompanying efforts that go into the marketing program, the cutting-edge technological prowess not found at other companies, the manufacturing skills and the technological competitiveness. In other words, "conception" is the creation of value, and "production" is the realization of that value.

focusing on our



manufacturing in >>>>>>>>>>



AF
ZOOM
9-36mm
1:2-2.4
OLYMPUS LENS
China
ALL MULTI COATING LENS
GLASS ASPHERICAL
JAPAN
ø62mm

We are realizing profit on film cameras thanks to a reformed business structure. In restructuring of digital cameras, our facilities in China will also play a vital role.

The "conception" will be done in Japan, while our operations in China will focus on the "production." This pairing of "conception" and "production" I refer to as the "flow cycle." The flow of product planning up until now has been to develop, manufacture and then offer to customers. In the case of consumer goods, however, the main issue has been the speed of the "flow cycle" as it runs from planning, production and manufacture to customer feedback. This is usually called the "throughput," but lately it has come to be referred to as "digital throughput" because of the instantaneous way the cycle comes full circle.

The "conception" portion will be pulled together in Japan, reflecting the feedback received from customers, while China will handle the "production." In order to better clarify these roles, the production organization and infrastructure in Japan has been integrated into a single company, Olympus Opto-Technology Co., Ltd., which began operations on April 1, 2002.

In sales and marketing as well, the approximately 200 employees who made up the imaging information division of Olympus ProMarketing, Inc., the company responsible for marketing in Japan, were integrated into the internal Imaging Systems Group. This integrated organization also began operations on April 1, 2002.

Q: Have any positive effects been realized from the reorganization? Also, does it appear that the newly formed Imaging Systems Group is going to achieve its goals?

When I circulate among retail and other stores, I am consistently hearing how much the atmosphere has improved. Through thoughtful integration of the organizations and their activities we are moving quickly toward the goal of turning the loss-making Imaging Systems Group into a profit-making business.

We are currently working along a strategy that distinguishes core business (film cameras, recorders), new core business (digital cameras) and new business, and with the synergies created, this strategy will without fail make this division profitable.

We have already managed positive results in film cameras, one of our core businesses, and recorders have also become a noteworthy profit-making business. In digital cameras, one of our new core businesses, we intend to bounce back with a profit in fiscal 2003. We have made this commitment both within the company and externally, and in our business plan it states clearly that "we will without fail achieve" our goal. We have increased the speed not just of various functions, but that of the entire organizational structure.


increasing
speed
strengths
improving
response
OLYMPUS LENS
AF ZOOM 65–195mm 1:2.8
delivering
sooner
OLYMPUS LENS
AF ZOOM 7.25–20.3mm 1:2.8–4.8

The production organization and infrastructure in Japan has been integrated into Olympus Opto-Technology Co., Ltd., which began operations on April 1, 2002.

The approximately 200 employees of Olympus ProMarketing, Inc., the company responsible for marketing in Japan, were integrated into the internal Imaging Systems Group.

Our CAMEDIA C-2 ZOOM digital camera has been wildly popular, and we are hearing from stores that they never have enough stock. During the long holiday the factory was in full operation.

Recently our CAMEDIA C-2 ZOOM (D-520 ZOOM in the United States, C-220 ZOOM in Europe) digital camera has been wildly popular, and we are hearing from stores that they never have enough stock. During the long holiday in Japan in May the factory was in full operation. Since we are a producer of consumer goods we must deliver the products that customers need as soon as possible, and an employee mindset that will go to any lengths to do so, including working over holidays is one of the results that I have observed.

I am continually advocating sharing, conferring, and harmonizing in dealing with information. Simply "sharing" information does not produce added value. "Conferring" with others about what the problem is and what should be done to resolve it, and working together in "harmony" is what creates added value. In a certain sense, we used to be fine if we simply watched the trends of our limited customer base, but now all people are our customers. To provide our customers with good products, good service and added value I believe that we must approach our customers with a feeling of appreciation and enthusiasm for what we do. In essence, it is not enough simply to make good products. The important issue is how to give our customers true happiness.

Q: What weapons are you using in the battle against the competition in the market for general consumer goods such as cameras and recorders?

For the last seven years Olympus has employed a global major brand strategy. Olympus has powerful brand recognition in specialized fields such as medicine, but in general consumer products it was not sufficient for cameras and recorders. We would, nevertheless, still like to attain a major position, and we have undertaken a strategy for film

Olympus digital cameras currently have an approximately 20% share of the market. To make Olympus a global major brand it is necessary to set high targets of 25% or even 30%

being a global major >>>>>>>>>>> brand

target global

realizing >>>>>>>>>>> profitability

In digital cameras, we intend to bounce back with a profit in fiscal 2003.





cameras to make them a global major brand. By including digital cameras in this strategy it becomes like two axles on a car working together, with increasing synergy.

I believe that the minimum requirement for a global major brand is a market share of 20%. Our film cameras used to have only a 14% to 15% share of the market, but now command a 24% share, fulfilling this requirement. Olympus digital cameras currently have an approximately 20% share of the market. This meets the minimum requirement, but to make Olympus a global major brand in both digital and film cameras it is necessary to set high targets of 25% or even 30%, and work relentlessly towards that goal.

Specifically, our activity is focused on the dual goals of being a global major supplier and a global major player.

During the two and a half years that I was in Hong Kong, I asserted that Olympus would be a global major supplier, and strove to be the first in the world in cost, quality, manufacture and delivery. Now full-scale production of digital cameras is about to begin. We are now moving forward with the determination to be first in the world in the manufacturing industry.

For example, there was a time when we held 3.2 months of component stock. But today that number is 0.46 month, and I would like to make it 0.1 month. Similarly, our defective ratio used to be around 3%, but today it is less than 0.1%. We are cost competitive so we are able to offer inexpensive products. We have taken the first steps down the road to becoming a global major supplier.

As for being a global major player, in the primary market we will attain the position of number one, or at least a strong second.

By continuing to fight these two battles, the market battle and the supplier battle, in the end we will be a global major business. The result of our efforts so far is that in April 2002 we succeeded in regaining the top position in digital cameras in Japan. The restructuring of the Imaging Systems Group contributed greatly to this success.

Q: Finally, please tell us about the outlook for the Imaging Systems Group.

In terms not only of sales but also of profitability, I would like to set clear goals to create a business that can rival the medical endoscope business. If we are able to achieve the targets in the current business plan, the Imaging Systems Group will be strengthened in terms of makeup, structure, and technology. We have risen to the challenge of maintaining our current momentum and meeting our plan for the fiscal year. I believe that we are off to a good start, and as we secure our footing and move forward, all company employees around the world will work together from conception to production.

major brand status

supplying with >>>>>>>>>>> efficiency

There was a time when we held 3.2 months of component stock. That number is now 0.46 month, and our target is to make it 0.1 month.



improving quality >>>>>>>>>>> control

Our defective ratio used to be around 3%, but today it is less than 0.1%.



Imaging Systems Group


CAMEDIA
CAMEDIA C-40 ZOOM

The Imaging Systems Group handles consumer products such as digital cameras, film cameras, binoculars and recorders. Sales during fiscal 2002 rose 13.5% from the previous fiscal year to ¥208,447 million (US$1,668 million), bolstered by dramatically increased sales of digital cameras, its core product. However, the product group recorded an operating loss of ¥6,788 million (US$54 million) due to the effects of price competition in the digital camera market. Sales in Japan rose 4.0% to ¥43,672 million (US$349 million), and international sales rose 16.3% to ¥164,775 million (US$1,318 million).

Digital Cameras

Sales of digital cameras rose 25.5% from the previous fiscal year to ¥137,933 million (US$1,103 million). The size of the global digital camera market increased from approximately 15 million units in the previous fiscal year to 20 million units, and it is estimated that digital cameras have surpassed film cameras in terms of both sales and volume. In the world market for digital cameras, Olympus holds a top position with an approximately 20% share. By taking advantage of our accumulated camera making know-how to offer a line-up of high-resolution products, we greatly increased sales volume.


CAMEDIA
DIGITAL CAMERA
C-700 Ultra Zoom
OLYMPUS
OPTICAL ZOOM
10x
2.1
Megapixel

Imaging Systems Group Sales

(Billions of yen)


240
180
120
60
0
183.7
22.9%
77.1%
208.4
21.0%
79.0%
2001
2002
Domestic sales
Overseas sales



Digital cameras are becoming tremendously popular as personal imaging tools, with a wide user base that includes a growing number of women. Olympus has responded to this expanding market with a wide range of offerings, such as the CAMEDIA C-700 ULTRA ZOOM, which has a 10x zoom lens, and the CAMEDIA C-40 ZOOM (D-40 ZOOM in the United States), with a compact 3x zoom function, both of which were hit products.

Film Cameras

Sales of film cameras declined 7.3% from the previous fiscal year to ¥60,497 million (US$484 million). New products were launched in our leading series such as μ [mju:] (Stylus in the United States), SuperZoom (Accura Zoom in the United States), and i ZOOM with the Advanced Photo System (APS) format in an attempt to spur demand, but they were unable to compensate for the effects of a shrinking market that is accompanying the rapid proliferation of digital cameras.

During fiscal 2002, the international best-selling μ [mju:] series, beloved for its "small beauty," surpassed the 20 million mark in unit sales since its debut in 1991. However, the Company decided to cease selling the OM System 35mm single lens reflex camera, which has been widely used since its introduction in 1972.

Recorders

Sales of recorders increased 18.7% to ¥10,017 million (US$80 million). Digital voice recorders (Voice-Trek in Japan) were popular, with international sales increasing in particular.

The Voice-Trek series features exceptional PC connectivity, long recording time and portability. With a function that automatically converts voice recordings into text data, Voice-Trek has received much attention as a versatile mobile voice recording tool.


OLYMPUS

μ[mju:]-II 170VF


OLYMPUS

Voice-Trek DM-1



Medical Systems Group

The Medical Systems Group handles products used by medical institutions such as endoscopes, clinical analyzers and biological microscopes. Olympus's endoscopes in particular are trusted by doctors around the world for their high level of picture quality, maneuverability and system expandability. With approximately an 70% share of the world market, our medical endoscopes comprise one of our core businesses. During fiscal 2002, sales of the product group increased 19.4% to ¥254,943 million (US$2,040 million), boosted by healthy sales of endoscopes in Europe and the United States. Operating income grew 35.3% to ¥57,238 million (US$458 million). Sales in Japan increased 8.7% to ¥77,648 million (US$621 million), and international sales rose 24.8% to ¥177,295 million (US$1,418 million).

Medical Endoscopes

Sales of gastroenterological [illegible]scopes rose 19.6% to ¥157,313 million (US$1[illegible] million), and sales of surgical endoscopes increased 14.2% to ¥35,023 million (US$280 million). The increased revenue was the result of recurring demand stimulated by package sales that include maintenance and total medical support "from diagnosis to treatment." In particular, sales of our endoscope video system EVIS EXERA and our fiber-optic colonoscopes were strong in the United States. The EVIS EXERA, due to the achievement of clearer imaging than was previously available, makes more certain diagnosis and accurate treatment possible.

Endoscopes have contributed to the early discovery of cancer and other diseases of the stomach, duodenum and colon, and are now used not just for diagnosis, but in surgery as well. Endoscopic surgery that examines and treats the malignancy without opening the body reduces the risk to the patient, and shortens the term of hospitalization.

Growth areas in the endoscope-related business are expected to be in surgical endoscopes, ultrasonic endoscopes and operating equipment. Endoscopic surgery is conducted not only in the gastrointestinal system, but in a range of areas including the



Endoscope system product, EVIS EXERA CV-160

Medical Systems Group Sales

(Billions of yen)


280
210
140
70
0
213.5
33.5%
66.5%
254.9
30.5%
69.5%
2001
2002
Domestic sales
Overseas sales



medical

respiratory and urinology systems as well, and these require surgical endoscopes and operating equipment with which to treat malignancies. More widespread use of these products is expected along with the demand for an improved quality of life for patients. Ultrasonic endoscopes, furthermore, by showing images not just of the external structure but also the interior of the affected area, have produced a dramatic increase in the accuracy of cancer diagnosis.

Clinical Analyzers

Sales of chemistry-immuno analyzers and reagents increased 23.6% to ¥30,382 million (US$243 million). From 400 to 6,600 tests per hour, Olympus offers the broadest standardized line of chemistry-immuno analyzers and reagents for serum and urine testing, meeting the high productivity demands of customers from small to mid-size hospitals and laboratories to high volume commercial laboratories. Same reagents and consumables, consistent user interface and accurate test results assure greater productivity and cost savings. Sales showed significant growth primarily due to the successful development of Olympus System Business Program in Europe that offers a full product package of analyzer instruments, reagents, consumable supplies and services, receiving payment revenue according to the number of test procedures performed.

Biological Microscopes

Sales of biological microscopes increased 20.5% to ¥32,225 million (US$258 million). Olympus is on the leading edge of optical technology in biological microscopes, and boasts a 30% share of the world market. During fiscal 2002, sales increased, mainly in the international market, due partly to positive trend in the research and educational market in Europe.



Clinical analyzer, *the AU5400 series*



Biological microscopes, IX81 (left) and IX71

Industrial Systems Group

The Industrial Systems Group handles commercial equipment for a variety of industries. Its main product fields are divided into two areas: Industrial products, such as industrial microscopes and industrial endoscopes, and IT-related equipment, such as printers, magneto-optical disk drives and barcode scanners. Due to the effects of the IT slump, the electronics industry, including our major clients, curbed capital investments worldwide. As a result, sales of the product group dropped 3.8% to ¥55,833 million (US$447 million) for fiscal 2002, and operating income fell 51.3% to ¥507 million (US$4 million). Sales in Japan declined 16.9% to ¥20,347 million (US$163 million), but international sales increased 5.8% to ¥35,486 million (US$284 million).

Industrial Products

Sales of industrial microscopes declined 9.3% to ¥18,771 million (US$150 million). Industrial microscopes are used as part of in-line quality management systems employing microscopes to inspect semiconductors and liquid crystal panels. During fiscal 2002, sales declined due to the downturn in capital investment across the entire industrial


OLYMPUS
CAUTION

Industrial Systems Group Sales
(Billions of yen)



80
60
40
20
0
58.0
42.2%
57.8%
55.8
36.4%
63.6%
2001
2002
Domestic sales
Overseas sales

dustrial

market and the effects of the global IT slump.

Sales of industrial endoscopes declined 1.2% to ¥8,873 million (US$71 million). The principal uses of industrial endoscopes are in the maintenance of buildings and tunnels, and in the inspection and repair of jet engines and nuclear power facilities. During the period under review, sales of the new videoscope system IPLEX were strong. IPLEX features all of the advanced functions necessary for inspection work in one piece of equipment, and is thoroughly easy to use. A product introduction provided on the Internet has proven to be effective.

Information Equipment

Sales of barcode scanners increased 23.4% to ¥12,989 million (US$104 million). During fiscal 2002, sales of mobile information terminals (handy terminals) in the United States were strong, contributing to increased revenue.

Sales of magneto-optical disk drives declined 15.7% to ¥9,179 million (US$73 million). We enhanced the series lineup with the TURBO MO 133S1S—which has achieved the highest data transfer rate in the industry at 6.8 Mbps—and the TURBO MO mini—which is inexpensive, easy to use, compact and lightweight with a user-friendly design—but due to a fall in market prices revenue declined.

Printer sales declined 13.0% to ¥6,021 million (US$48 million).



Magneto-optical disk drive,
TURBO MO mini EX II



Industrial videoscope system,
IPLEX



Laser scanning microscope, OLS1100

Products Based on OPTO-Digital Technology

Olympus uses the base of OPTO-Digital Technology, an integration of its cutting-edge optical and digital technologies, to pursue technological development emphasizing greater compactness, increased precision and higher complexity that will deliver new value to society, specifically to people in the imaging, medical and industrial fields.

The major success during fiscal 2002 was the development of an optical scanner utilizing silicone micromachining technology, which is featured in our OLS1100 scanning laser microscope. The OLS1100 is anticipated to have a major impact on the measurement needs of high-density magnetic heads and semiconductors, as well as on the growing needs for the inspection of three-dimensional, microscopic new materials.

Olympus also launched the MEMS (Micro-Electro Mechanical System) Foundry Services, which provide developed technology to external users. This will allow Olympus to utilize its accumulated MEMS-related technology assets and production facilities, accepting external orders to produce high value-added key components designed to meet user needs for designs, prototypes, modularization and unitization.

Another big business opportunity for Olympus is communications. It is projected that in the future, with the spread of broadband, a global fiber-optic network will be built. The technical hurdle for this network will be switching functionality. Systems with ultra-compact, ultra-precise lenses, mirrors, prisms and filters will be required to manage the vast amount of traffic carried over optical fibers, and these are all Olympus's fields of expertise. Providing components to Internet-related businesses has the potential to grow into a huge business.




digi
tal

Financial Section

The Olympus Group set new records in fiscal 2002 (ended March 31, 2002), with consolidated net sales increasing 13.2% to ¥528,415 million (US$4,227 million) and operating income rising 19.1% to ¥42,283 million (US$338 million). Net income, however, fell 12.8% to ¥10,279 million (US$82 million), as a result of evaluation loss on marketable and investment securities.

By business segment, sales of the Imaging Systems Group rose 13.5% due to a considerable increase in sales of digital cameras. The Medical Systems Group increased sales 19.4%, mainly through higher sales in the United States and Europe. Sales of the Industrial Systems Group declined 3.8%, however, because of a slowdown in capital investment in our major clients. In terms of profitability, the Imaging Systems Group reported an operating loss stemming from tight margins for digital cameras, revealing even more clearly a Company earnings structure dependent on the highly profitable Medical Systems Group.

By geographic region, sales in Japan remained virtually unchanged with a slight increase of 1.0%, while overseas sales rose 19.0%, including the favorable effects of exchange rates. Proportionately, sales in Japan made up 28.5% of total net sales, while sales to North America accounted for 37.1%, Europe 25.6% and Asia 6.9%. Total overseas sales amounted to ¥377,654 million, or 71.5% of net sales.

Sales by Business Segment
(Billions of yen)



Imaging Sytems Group
Medical Systems Group
Industrial Systems Group
Others
600
500
400
300
200
100
0
39.4%
45.7%
12.4%
2.5%
39.5%
48.2%
10.6%
1.7%
2001
2002

Note: From fiscal 2002, the Company adopted the Internal Company System. Along with this, the business classifications by three product groups, namely "Imaging product group", "Medical product group", and "Integrated System and Information product group" changed to "Imaging Systems Group", "Medical Systems Group", "Industrial Systems Group" and "Others".

Sales by Area
(Billions of yen)



Japan
North America
Europe
Asia
Other areas
600
500
400
300
200
100
0
2.4%
6.7%
26.9%
28.9%
35.1%
2.2%
6.1%
27.5%
31.3%
32.9%
1.9%
7.4%
25.6%
31.3%
33.8%
2.0%
6.9%
24.2%
34.9%
32.0%
1.9%
6.9%
25.6%
37.1%
28.5%
1998
1999
2000
2001
2002
% of Sales by Area
1.9
6.9
25.6
28.5
37.1
2002

Imaging Systems Group Sales

(Billions of yen)

Major Products
Film cameras
Digital cameras
Recorders



240
180
120
60
0
183.7
208.4
2001
2002



% of Sales by Group
39.4
2002

Medical Systems Group Sales

(Billions of yen)

Major Products
Medical endoscopes
Clinical analyzers
Biological microscopes



280
210
140
70
0
213.5
254.9
2001
2002



% of Sales by Group
48.2
2002

Industrial Systems Group Sales

(Billions of yen)

Major Products
Industrial microscopes
Industrial endoscopes
Printers
Magneto-optical disk drives
Barcode data processing equipment
Measuring equipment



80
60
40
20
0
58.0
55.8
2001
2002



% of Sales by Group
10.6
2002

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Imaging Systems Group	**¥208,447**	¥183,664	**$1,667,576**
Medical Systems Group	**254,943**	213,509	**2,039,544**
Industrial Systems Group	**55,833**	58,025	**446,664**
Others	**9,192**	11,506	**73,536**
Total	**528,415**	466,704	**4,227,320**
Domestic sales	**150,761**	149,351	**1,206,088**
(%)	**28.5**	32.0	**—**
Overseas sales	**377,654**	317,353	**3,021,232**
(%)	**71.5**	68.0	**—**

Notes: 1. These figures are based on accounting principles generally accepted in Japan.
2. From fiscal 2002, the Company adopted the Internal Company System. Along with this, the business classifications by three product groups, namely "Imaging product group", "Medical product group", and "Integrated System and Information product group" changed to "Imaging Systems Group", "Medical Systems Group", "Industrial Systems Group" and "Others".
3. The U.S. dollar amounts have been translated from yen, for the convenience of the reader, at the rate of ¥125=US$1.

CONSOLIDATED RESULTS OF OPERATIONS

Net Sales

Total net sales increased 13.2% to ¥528,415 million (US$4,227 million).

Sales in the Imaging Systems Group rose 13.5% to ¥208,447 million (US$1,668 million). While there is downward trend in market price caused by the serious price competition, sales revenue by digital cameras continued to grow substantially due to the contribution of new products in the CAMEDIA series. By contrast, sales of film cameras continued to decrease due to shrinking market volume in Japan and overseas.

In the Medical Systems Group, sales increased 19.4% to ¥254,943 million (US$2,040 million). The EVIS EXERA series of high-end endoscopes, which was released in the U.S. and European markets in the previous fiscal year, continued to grow substantially, despite prolonged stagnation in the domestic market for endoscopes resulting from weak replacement demand. Sales of biological microscopes were favorable in Japan and overseas. Sales of clinical analyzers were also well, particularly the analytical system business in Europe and AU5400 series in the U.S. and European markets.

In the Industrial Systems Group, sales decreased 3.8% to ¥55,833 million (US$447 million). Sales of the new product of industrial endoscopes, IPLEX were favorable. Sales of barcode data processing equipment were well in U.S. markets. By contrast, sales of industrial microscopes decreased under the influence of inactive semiconductor market. Sales of magneto-optical disk drives decreased due to shrinking markets and severe price competition.

In the Others, sales were ¥9,192 million (US$74 million).

Net Income

Operating income advanced 19.1% to ¥42,283 million (US$338 million). Selling, general and administrative expenses per net sales decreased from 34.2% to 33.6%. Net income fell 12.8% to ¥10,279 million (US$82 million), mainly due to the evaluation loss of investment securities.

ANALYSIS OF FINANCIAL POSITION

Total Assets

As of March 31, 2002, total assets were ¥562,078 million (US$4,497 million), down 3.8% from the previous fiscal year-

Net Income
(Billions of yen)



□ Net income
– Net income per share (¥)
12
10
8
6
4
2
0
150
125
100
75
50
25
0
9.3
35.2
8.9
33.6
1.9
7.0
11.8
44.6
10.3
38.9
1998
1999
2000
2001
2002

Total Assets and Shareholders' Equity
(Billions of yen)



□ Total assets
□ Shareholders' equity
600
500
400
300
200
100
0
521.1
186.1
533.6
190.3
536.2
190.3
584.1
192.2
562.1
201.5
1998
1999
2000
2001
2002

end. Total current assets declined 5.8% to ¥353,183 million (US$2,825 million), mainly due to a decrease in inventories. Net property, plant and equipment were ¥81,888 million (US$655 million). Total investments and other assets were ¥127,007 million (US$1,016 million) with same levels of previous fiscal year. In fiscal 2002, turnover of total assets was slightly improved to 0.94 times.

Total Liabilities and Shareholders' Equity

Total liabilities declined 8.1% to ¥358,256 million (US$2,866 million). Total shareholders' equity rose 4.8% to ¥201,547 million (US$1,612 million). The shareholders' equity ratio increased from 32.9% to 35.9% of total assets.

Cash Flows

Cash and cash equivalents at the end of the year decreased ¥29,406 million to ¥55,345 million (US$443 million) compared with the previous fiscal year.

Net cash provided by operating activities increased ¥21,303 million to ¥50,607 million (US$405 million) compared with the previous fiscal year, mainly due to the large decrease in inventories.

Net cash used in investing activities was ¥56,133 million (US$449 million), mainly due to the increased deposits in time deposits and purchasing of property, plant and equipment.

Net cash used in financial activities amounted to ¥24,787 million (US$198 million), mainly as a result of the redemption of bonds.

Research & Development Expenditures

Olympus and its consolidated subsidiaries continued their research and development. OPTO-Digital Technology was given first priority because of the expansion of the digital field. Total R&D expenditures declined 1.2% to ¥30,477 million (US$244 million) compared with the previous fiscal year, and accounted for 5.8% of net sales.

Capital Expenditures

Total capital expenditures climbed 15.8% to ¥24,835 million (US$199 million) compared with ¥21,441 million in the previous fiscal year. Depreciation and amortization amounted to ¥23,700 million (US$190 million).

Research and Development Expenditures

(Billions of yen)



32
24
16
8
0
20
15
10
5
0
28.4
31.1
32.0
30.8
30.5
7.8
7.5
7.5
6.6
5.8
1998
1999
2000
2001
2002
R&D expenditures
Percentage to net sales (%)

Capital Expenditures

(Billions of yen)



25
20
15
10
5
0
17.2
15.3
18.5
16.8
17.1
16.3
21.4
18.2
24.8
23.7
1998
1999
2000
2001
2002
Capital expenditures
Depreciation and amortization

	2002	2001
FOR THE YEAR:		
Net sales:		
Domestic	¥150,761	149,351
Overseas	¥377,654	317,353
Total	¥528,415	466,704
Percentage to previous year	113.2%	108.9
Net income	¥ 10,279	11,787
Percentage to net sales	1.9%	2.5
R&D expenditures	¥ 30,477	30,848
Capital expenditures	¥ 24,835	21,441
Depreciation and amortization	¥ 23,700	18,247
Earnings per share (in yen):		
Basic net income	¥ 38.87	44.57
Cash dividends per share (in yen):		
Actual	¥ 13.00	13.00
AT YEAR-END:		
Total assets	¥562,078	584,103
Turnover (times)	0.94	0.80
Total liabilities	¥358,256	389,968
Minority interests	¥2,275	1,906
Shareholders' equity	¥201,547	192,229
Shareholders' equity ratio	35.9%	32.9
Working capital	¥114,779	124,287
Number of shares outstanding (in thousands)	264,473	264,473
Number of employees	20,705	19,865

Notes: 1. See Note 1 (m) of Notes to Consolidated Financial Statements in respect to the calculation of amounts and dividends per share.
2. These figures are based on accounting principles generally accepted in Japan.
3. Diluted net income per share is not presented due to the fact that there were no potentially dilutive common shares.
4. Minority interests, formally included with Total liabilities, is shown as an independent item.

Millions of yen (except per share amounts)							
2000	1999	1998	1997	1996	1995	1994	1993
144,993	136,012	128,025	114,162	95,185	86,914	80,805	79,219
283,653	277,732	236,957	196,315	160,963	165,183	158,746	188,499
428,646	413,744	364,982	310,477	256,148	252,097	239,551	267,718
103.6	113.4	117.6	121.2	101.6	105.2	89.5	102.9
1,860	8,883	9,309	2,322	2,041	3,101	556	3,805
0.4	2.1	2.6	0.7	0.8	1.2	0.2	1.4
31,955	31,060	28,415	28,637	27,821	27,833	27,892	26,240
17,093	18,452	17,220	15,285	13,865	11,925	13,797	18,947
16,288	16,824	15,332	13,455	11,452	13,543	15,292	13,982
7.03	33.59	35.21	8.79	7.72	11.74	2.15	16.47
6.50	13.00	13.00	13.00	13.00	13.50	13.00	13.00
536,174	533,584	521,101	510,123	487,549	442,367	434,704	439,716
0.80	0.78	0.70	0.61	0.53	0.57	0.55	0.61
344,272	342,895	334,411	329,413	305,723	259,940	251,648	293,911
1,561	402	573	528	463	9	17	30
190,341	190,287	186,117	180,182	181,363	182,418	183,039	145,775
35.5	35.7	35.7	35.3	37.2	41.2	42.1	33.2
171,378	232,226	211,144	193,282	148,372	205,256	202,070	164,712
264,473	264,473	264,473	264,279	264,230	264,221	264,186	231,107
18,999	17,874	17,098	16,426	14,923	13,712	12,405	12,230

CONSOLIDATED BALANCE SHEETS

OLYMPUS OPTICAL CO., LTD. AND CONSOLIDATED SUBSIDIARIES
March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
ASSETS			
CURRENT ASSETS:			
Cash and time deposits	¥100,986	¥100,144	$ 807,888
Marketable securities	34,997	36,483	279,976
Notes and accounts receivable	96,084	89,990	768,672
Allowance for doubtful accounts	(3,088)	(2,107)	(24,704)
Inventories	83,062	110,240	664,496
Deferred income taxes	20,961	20,158	167,688
Other current assets	20,181	19,964	161,448
Total current assets	353,183	374,872	2,825,464
PROPERTY, PLANT AND EQUIPMENT:			
Land	15,039	15,084	120,312
Buildings and structures	84,175	79,821	673,400
Machinery and equipment	137,893	140,482	1,103,144
Construction in progress	248	296	1,984
	237,355	235,683	1,898,840
Less—Accumulated depreciation	(155,467)	(154,044)	(1,243,736)
Net property, plant and equipment	81,888	81,639	655,104
INVESTMENTS AND OTHER ASSETS:			
Investment securities	91,534	102,598	732,272
Deferred income taxes	13,592	8,477	108,736
Lease deposits and other	21,881	16,517	175,048
Total investments and other assets	127,007	127,592	1,016,056
	¥562,078	¥584,103	$4,496,624

See accompanying notes to consolidated financial statements.

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term borrowings	¥ 79,970	¥ 78,972	$ 639,760
Current maturities of long-term debt	25,259	20,058	202,072
Notes and accounts payable	55,991	71,535	447,928
Accrued expenses	43,427	42,445	347,416
Income taxes payable	10,250	7,729	82,000
Other current liabilities	23,507	29,846	188,056
Total current liabilities	238,404	250,585	1,907,232
LONG-TERM DEBT, LESS CURRENT MATURITIES	103,347	128,149	826,776
SEVERANCE AND RETIREMENT ALLOWANCE	11,287	7,894	90,296
OTHER NON-CURRENT LIABILITIES	5,218	3,340	41,744
CONTINGENT LIABILITIES (Note 11)	—	—	—
MINORITY INTERESTS	2,275	1,906	18,200
SHAREHOLDERS' EQUITY:			
Common stock:			
Authorized—1,000,000,000 shares			
Issued—264,472,608 shares	40,833	40,833	326,664
Additional paid-in capital	65,528	65,528	524,224
Retained earnings	99,032	92,297	792,256
	205,393	198,658	1,643,144
Net unrealized holding losses on securities	(214)	(204)	(1,712)
Foreign currency translation adjustments	(3,536)	(6,220)	(28,288)
Treasury stock, at cost	(96)	(5)	(768)
Total shareholders' equity	201,547	192,229	1,612,376
	¥562,078	¥584,103	$4,496,624

CONSOLIDATED STATEMENTS OF INCOME

OLYMPUS OPTICAL CO., LTD. AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
NET SALES	¥528,415	¥466,704	¥428,646	$4,227,320
COST OF SALES	308,637	271,444	238,728	2,469,096
GROSS PROFIT	219,778	195,260	189,918	1,758,224
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	177,495	159,764	159,786	1,419,960
OPERATING INCOME	42,283	35,496	30,132	338,264
OTHER INCOME (EXPENSES):				
Interest expense, net	(8,596)	(9,453)	(7,817)	(68,768)
Gain (loss) on marketable and investment securities, net	(10,430)	408	(1,587)	(83,440)
Loss on liquidation of specified fund trusts	—	—	(16,996)	—
Foreign currency exchange gain (loss), net	(3,859)	(3,531)	391	(30,872)
Other, net	1,044	(1,308)	364	8,352
Total	(21,841)	(13,884)	(25,645)	(174,728)
INCOME BEFORE PROVISION FOR INCOME TAXES	20,442	21,612	4,487	163,536
PROVISION FOR INCOME TAXES:				
Current	15,238	9,575	4,331	121,904
Deferred	(5,075)	250	(1,704)	(40,600)
Total	10,163	9,825	2,627	81,304
NET INCOME	¥ 10,279	¥ 11,787	¥ 1,860	$ 82,232

	Yen			U.S. dollars
AMOUNTS PER SHARE OF COMMON STOCK:				
Earnings per share—Basic net income	¥ 38.87	¥ 44.57	¥ 7.03	$ 0.311
Cash dividends, applicable to the year—				
Actual	¥ 13.00	¥ 13.00	¥ 6.50	$ 0.104

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

OLYMPUS OPTICAL CO., LTD. AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
COMMON STOCK:				
Balance at beginning of year	¥40,833	¥40,833	¥40,833	$326,664
Balance at end of year	¥40,833	¥40,833	¥40,833	$326,664
ADDITIONAL PAID-IN CAPITAL:				
Balance at beginning of year	¥65,528	¥65,528	¥65,528	$524,224
Balance at end of year	¥65,528	¥65,528	¥65,528	$524,224
RETAINED EARNINGS:				
Balance at beginning of year	¥92,297	¥83,986	¥83,934	$738,376
Net income	10,279	11,787	1,860	82,232
Cash dividends paid	(3,438)	(3,438)	(1,719)	(27,504)
Bonuses to directors	(106)	(38)	(89)	(848)
Balance at end of year	¥99,032	¥92,297	¥83,986	$792,256
NET UNREALIZED HOLDING LOSSES ON SECURITIES:				
Balance at beginning of year	¥ (204)	¥ —	¥ —	$ (1,632)
Net decrease	(10)	(204)	—	(80)
Balance at end of year	¥ (214)	¥ (204)	¥ —	$ (1,712)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:				
Balance at beginning of year	¥ (6,220)	¥ —	¥ —	$ (49,760)
Net increase (decrease)	2,684	(6,220)	—	21,472
Balance at end of year	¥ (3,536)	¥ (6,220)	¥ —	$ (28,288)
TREASURY STOCK, AT COST:				
Balance at beginning of year	¥ (5)	¥ (6)	¥ (8)	$ (40)
Net increase (decrease)	(91)	1	2	(728)
Balance at end of year	¥ (96)	¥ (5)	¥ (6)	$ (768)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

OLYMPUS OPTICAL CO., LTD. AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
CASH FLOWS FROM OPERATING ACTIVITIES:				
Income before provision for income taxes	**¥20,442**	¥21,612	¥ 4,487	**$163,536**
Adjustments to reconcile income before provision for income taxes to net cash provided by operating activities:				
Depreciation and amortization	**23,700**	18,247	16,288	**189,600**
Increase in severance and retirement allowance	**3,282**	14	134	**26,256**
Interest income	**(666)**	(849)	(1,049)	**(5,328)**
Interest expense	**9,262**	10,302	8,866	**74,096**
Loss (Gain) on marketable and investment securities	**10,430**	(408)	1,587	**83,440**
Loss on liquidation of specified fund trusts	**—**	—	16,996	**—**
Decrease (Increase) in accounts receivable	**(2,722)**	(1,075)	3,813	**(21,776)**
Decrease (Increase) in inventories	**30,626**	(24,843)	3,541	**245,008**
Increase (Decrease) in accounts payable	**(19,653)**	802	14,192	**(157,224)**
Increase (Decrease) in other payable	**(3,377)**	7,871	—	**(27,016)**
Other	**(343)**	9,208	6,215	**(2,744)**
Sub-total	**70,981**	40,881	75,070	**567,848**
Interest and dividend received	**1,618**	2,215	1,937	**12,944**
Interest payments	**(9,097)**	(8,376)	(8,785)	**(72,776)**
Termination of hedged interest and currency swap agreements	**—**	—	(2,281)	**—**
Income taxes paid	**(12,895)**	(5,416)	(7,952)	**(103,160)**
Net cash provided by operating activities	**50,607**	29,304	57,989	**404,856**
CASH FLOWS FROM INVESTING ACTIVITIES:				
Deposits in time deposits	**(45,297)**	(15,069)	(32,719)	**(362,376)**
Withdrawals from time deposits	**15,062**	31,224	41,037	**120,496**
Purchases of marketable securities	**(69,997)**	(89,920)	(77,031)	**(559,976)**
Sales of marketable securities	**71,264**	57,260	75,657	**570,112**
Decrease of loans (mainly certificate of deposit)	**—**	34,822	—	**—**
Purchases of specified fund trusts	**—**	—	(15,757)	**—**
Sales of specified fund trusts	**—**	—	31,069	**—**
Purchases of property, plant and equipment	**(25,162)**	(21,499)	(17,829)	**(201,296)**
Purchases of investment securities	**(2,061)**	(10,733)	(35,871)	**(16,488)**
Sales of investment securities	**1,095**	2,704	164	**8,760**
Payments for acquisition of new subsidiaries	**(862)**	(336)	—	**(6,896)**
Payments for additional stock investment in subsidiaries	**(328)**	—	—	**(2,624)**
Termination of non-hedged interest and currency swap agreement	**—**	—	(683)	**—**
Other	**153**	(290)	(3,649)	**1,224**
Net cash used in investing activities	**(56,133)**	(11,837)	(35,612)	**(449,064)**
CASH FLOWS FROM FINANCING ACTIVITIES:				
Decrease in short-term borrowings	**(1,162)**	(1,611)	(2,652)	**(9,296)**
Proceeds from long-term debt	**30**	30,725	2,746	**240**
Repayments of long-term debt	**(102)**	(11,072)	(83)	**(816)**
Redemption of bonds	**(20,000)**	(13,185)	—	**(160,000)**
Stock issue to minority shareholders	**338**	196	1,428	**2,704**
Dividends paid	**(3,438)**	(3,438)	(1,719)	**(27,504)**
Dividends paid to minority shareholders	**(24)**	(22)	(3)	**(192)**
Other	**(429)**	1	(218)	**(3,432)**
Net cash provided by (used in) financing activities	**(24,787)**	1,594	(501)	**(198,296)**
Effect of exchange rate changes on cash and cash equivalents	**907**	1,354	(1,624)	**7,256**
Net increase (decrease) in cash and cash equivalents	**(29,406)**	20,415	20,252	**(235,248)**
Cash and cash equivalents at beginning of year	**84,751**	64,032	43,729	**678,008**
Effect of changes in number of consolidated subsidiaries and companies accounted for based on equity method	**—**	304	51	**—**
Cash and cash equivalents at end of year	**¥55,345**	¥84,751	¥64,032	**$442,760**

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presenting consolidated financial statements

Olympus Optical Co., Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Commercial Code of Japan (the "Code") and the Securities and Exchange Law and in conformity with accounting principles and practices generally accepted in Japan. The accounts of overseas consolidated subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile. Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying consolidated financial statements are intended for use by those who are informed about Japanese accounting principles and practices.

The accompanying consolidated financial statements are a translation of the audited consolidated financial statements of the Company which were prepared in accordance with accounting principles and practices generally accepted in Japan from the accounts and records maintained by the Company and its consolidated subsidiaries and were filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The translation of the Japanese yen amounts into U.S. dollars, using the exchange rate of ¥125 to US$1.00, are included solely for the convenience of the readers. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(b) Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Company consolidates all significant investees which were controlled through substantial ownership of majority voting rights or existence of certain conditions.

Investments in certain unconsolidated subsidiaries and affiliated companies in which the Company has significant influence, but less than a controlling interest, are accounted for using the equity method. Investments in companies in which the Company does not have significant influence are accounted for at cost. The differences between acquisition cost and underlying net equity at the time of acquisition are generally being amortized on the straight-line method over five years.

(c) Foreign currency transaction

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at exchange rate at the balance sheet date in accordance with the revised accounting standards for Foreign Currency Translations ("Opinion Concerning Establishment of Accounting Standard for Foreign Currency Translations" issued by the Business Accounting Deliberation Council on October 22, 1999), effective from the year ended March 31, 2001. Prior to April 1, 2000, current assets and liabilities denominated in foreign currencies were translated into Japanese yen at exchange rate at the balance sheet date and non-current assets and liabilities were translated at historical exchange rate. Resulting gains or losses are recorded in income for the respective periods. Foreign currency items with forward exchange contracts are translated at the contracted rates. There was no effect on the consolidated statement of income for 2001 from adopting the revised accounting standard.

(d) Translation of foreign currency financial statement

In accordance with the revised accounting standards for foreign currency translations, assets and liabilities denominated in foreign functional currencies are translated at the exchange rate at the balance sheet date. Shareholders' equity accounts are translated at historical exchange rates. Revenue and expenses denominated in foreign functional currencies are translated at the average exchange rate for the each fiscal year. Effective for the year ended March 31, 2001, differences resulting from translation are presented as "Foreign currency translation adjustments" in Shareholders' equity of the accompanying consolidated balance sheets. There was no effect on the consolidated statement of income for 2001 from adopting the revised accounting standard.

(e) Cash and cash equivalents

In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid investments with maturities of not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(f) Marketable and investment securities

Prior to April 1, 2000, marketable securities listed on securities exchanges were stated at the lower of average cost or market on an item-by-item basis and securities other than listed securities are stated at moving-average cost. Funds in trust represented short-term funds deposited with and managed by trust banks and securities companies. Funds consisted mainly of marketable equity securities and interest-bearing bonds and each individual fund was stated at its acquisition cost.

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted the Japanese accounting standard on accounting for financial instruments ("Opinion Concerning Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999).

In accordance with the accounting standard, the Company and its consolidated subsidiaries examined the intent of holding each securities and classified those securities into four categories.

Held-to-maturity debt securities are stated at amortized cost. Equity securities issued by non-consolidated subsidiaries and affiliated companies are stated at moving-average cost. Available-for-sale securities with fair market values are stated at fair market value, and those with no fair market values at moving-average cost. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of the shareholders' equity. Realized gain on sale of such securities is computed using the moving-average cost.

As a result of adopting the accounting standard for financial instruments, income before income taxes increased by ¥2,016 million ($16,128 thousand). Also, based on the examination of the intent of holding each security upon application of the accounting standard at April 1, 2000, trading securities as well as held-to-maturity debt securities and available-for-sale securities maturing within one year from the balance sheet date are included in current assets, and other securities are included in investments and other assets. As a result, at March 31, 2001, securities in current assets decreased by ¥93,018 million ($744,144 thousand), and short-term loans and investment securities increased with ¥34,835 million ($278,680 thousand) and ¥58,183 million ($465,464 thousand), respectively, compared with what would have been reported under the previous accounting policy.

(g) Inventories

Inventories are principally stated at the lower of cost (first-in first-out) or market.

(h) Property, plant and equipment

Property, plant and equipment is stated at cost. Depreciation is mainly computed by the declining balance method at rates based on the estimated useful lives of the relevant assets. The effective annual rates of depreciation as of March 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Buildings and structures	**9.5%**	8.8%	8.9%
Machinery and equipment	**41.5%**	37.3%	34.1%

(i) Pension and retirement allowance plans

Employees of the Company, certain domestic consolidated subsidiaries and foreign consolidated subsidiaries are covered by funded pension plans.

Employees of domestic consolidated subsidiaries, and directors of the Company and a couple of domestic consolidated subsidiaries are covered primarily by unfunded retirement allowance plans.

The amounts of pension payments and retirement allowances are generally determined on the basis of length of service and basic salary at the time of termination of service.

It is the Company's policy to fund amounts required to maintain sufficient plan assets to provide for accrued benefits based on a certain percentage of wage and salary costs. The plan assets consist principally of interest-bearing bonds and listed equity securities.

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted the accounting standard, "Opinion on Setting Accounting Standard for Employees' Severance and Pension Benefits", issued by the Business Accounting Deliberation Council on June 16 1998.Under which allowance and expenses for severance and pension benefits are determined based on the amounts actuarially calculated using certain assumptions.

The Company and its consolidated subsidiaries provided allowance for employees' severance and retirement benefits at March 31, 2002 based on the amounts of projected benefit obligation and the fair value of the plan assets at that date.

Net transition obligation amounting to ¥7,782 million ($62,256 thousand) will be recognized as expense in equal amounts over 5 years commencing with the year ended March 31, 2001.

As a result of the adoption of the accounting standard, in the fiscal year ended March 31, 2001, severance and pension benefit expense increased by ¥246 million ($1,968 thousand), operating income and income before income taxes decreased by ¥241 million ($1,928 thousand), respectively, compared with what would have been recorded under the previous accounting standard.

Allowance for employees' severance and retirement benefits included in the liability section of the consolidated balance sheet together with severance and retirement allowance for directors as of March 31, 2001.

(j) Research and development

Expenses relating to research and development activities are charged to income as incurred. Total amounts charged to income were ¥30,477 million ($243,816 thousand), ¥30,848 million and ¥31,955 million for the years ended March 31, 2002, 2001 and 2000, respectively.

(k) Certain lease transactions

Finance leases which do not transfer titles to lessees are accounted for in the same manner as operating leases.

(l) Income taxes

The Company adopts the accounting standard, which recognizes tax effects of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences.

(m) Amounts per share

Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each fiscal year. Diluted EPS is similar to basic EPS except that the weighted-average of common shares outstanding is increased by the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. For the years ended for March 31, 2002, 2001 and 2000, there were no dilutive common shares. Accordingly, the Company's basic and dilutive earnings per share computations are the same for the periods presented.

Cash dividends per common share are the amounts applicable to the respective periods.

(n) Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

2. MARKETABLE AND INVESTMENT SECURITIES

The following tables summarize acquisition costs, book values and fair value of securities with fair value as of March 31, 2002 and 2001:

Available-for-sale securities

Securities with book value (fair value) exceeding acquisition cost.

	Millions of yen						Thousands of U.S. dollars		
	2002			2001			2002		
	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	¥ 2,155	¥ 4,123	¥1,968	¥ 3,128	¥ 5,899	¥2,771	$ 17,240	$ 32,984	$15,744
Bonds	10	10	0	34,980	35,007	27	80	80	0
Others	35,773	35,845	72	—	—	—	286,184	286,760	576
Total	¥37,938	¥39,978	¥2,040	¥38,108	¥40,906	¥2,798	$303,504	$319,824	$16,320

Securities with book value (fair value) under acquisition cost.

	Millions of yen						Thousands of U.S. dollars		
	2002			2001			2002		
	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	¥13,529	¥10,770	¥(2,759)	¥13,647	¥11,179	¥(2,468)	$108,232	$ 86,160	$(22,072)
Bonds	35,000	34,997	(3)	—	—	—	280,000	279,976	(24)
Others	—	—	—	35,735	35,433	(302)	—	—	—
Total	¥48,529	¥45,767	¥(2,762)	¥49,382	¥46,612	¥(2,770)	$388,232	$366,136	$(22,096)

Note: The Company recognizes impairment loss when the fair market value of marketable and investment securities becomes less 50% than the acquisition cost at the end of period. In addition, the loss is also recognized when the fair market value declines more than 30% but less than 50%, except when it is anticipated that the fair market value is recoverable under the market conditions, trends of earnings and other key measures.

The following table summarizes book values of securities not stated at fair value as of March 31, 2002 and 2001:
Available-for-sale securities

	Book value		
	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Non-listed equity securities	¥ 7,805	¥14,044	$62,440
Non-listed foreign bonds	3,500	4,987	28,000
Others	5	—	40
Total	¥11,310	¥19,031	$90,480

Note: The preferred securities ¥6,003 million ($48,024 thousand) issued by specific purpose company which is based on the scheme for securitization of real estate own the risk of fluctuations for redemption price caused by future changing utilization value of real estate.

Maturities of available-for-sale securities with maturity are following:

	Millions of yen			
	2002			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Equity securities	¥ —	¥6,003	¥ —	¥ 6,003
Government bonds	34,997	10	—	35,007
Corporate bonds	—	202	3,500	3,702
Total	¥34,997	¥6,215	¥3,500	¥44,712

32

	Millions of yen			
	2001			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Equity securities	¥ —	¥6,003	¥ —	¥ 6,003
Government bonds	34,996	11	—	35,007
Corporate bonds	1,487	—	3,500	4,987
Total	¥36,483	¥6,014	¥3,500	¥45,997

	Thousands of U.S. dollars			
	2002			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Equity securities	$ —	$48,024	$ —	$ 48,024
Government bonds	279,976	80	—	280,056
Corporate bonds	—	1,616	28,000	29,616
Total	$279,976	$49,720	$28,000	$357,696

3. NOTES AND ACCOUNTS RECEIVABLE

Notes and accounts receivable as of March 31, 2002 and 2001, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Unconsolidated subsidiaries and affiliates	¥ 668	¥ 1,199	$ 5,344
Trade	95,416	88,791	763,328
	¥96,084	¥89,990	$768,672

4. INVENTORIES

Inventories as of March 31, 2002 and 2001, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Finished goods	¥62,295	¥ 84,081	$498,360
Work in process and raw materials	20,767	26,159	166,136
	¥83,062	¥110,240	$664,496

5. SHORT-TERM BORROWINGS

Short-term borrowings, which consist principally of bank acceptances payable in foreign currencies, are due in 1 to 180 days. The annual interest rates on these borrowings ranged from 0.44% to 14.00% and from 0.60% to 18.75% as of March 31, 2002 and 2001, respectively. Bank acceptances payable of ¥1,467million ($11,736 thousand) were secured by certain trade accounts receivable and inventories as of March 31, 2002.

As is customary in Japan, substantially all bank borrowings, including acceptances payable, are subject to general agreements with each bank which provide, among other things, that the banks may, under certain circumstances, require additional security for such loans and may treat any security furnished to the banks, as well as cash deposited with them, as security for all present and future indebtedness. The Company and its subsidiaries have never been requested to submit such additional security.

6. LONG-TERM DEBT

Long-term debt as of March 31, 2002 and 2001, consisted of the following.

	Millions of yen		Thousands of U.S. dollars
(Unsecured long-term debt)	2002	2001	2002
2.40% yen bonds, due December 2001	¥ —	¥ 10,000	$ —
2.70% yen bonds, due December 2002	10,000	10,000	80,000
2.70% yen bonds, due April 2001	—	10,000	—
3.15% yen bonds, due April 2003	15,000	15,000	120,000
3.60% yen bonds, due April 2006	15,000	15,000	120,000
2.45% yen bonds, due November 2003	10,000	10,000	80,000
2.975% yen bonds, due November 2006	10,000	10,000	80,000
2.65% yen bonds, due February 2004	10,000	10,000	80,000
3.35% yen bonds, due February 2009	5,000	5,000	40,000
2.60% yen bonds, due March 2003	5,000	5,000	40,000
2.60% yen bonds, due March 2003	10,000	10,000	80,000
2.15% to 9.77% loans from foreign banks, due June 2006	1,469	647	11,752
2.65% loans from Japanese insurance companies, due February 2004	3,000	3,000	24,000
2.105% loan from a Japanese bank, due March 2005	1,500	1,500	12,000
1.45% loan from a Japanese bank, due March 2006	30,000	30,000	240,000
(Secured long-term debt)			
5.26% to 6.32% loans from foreign banks, due November 2007	1,576	3,060	12,608
5.25% to 7.29% loans from Japanese banks, due June 2008	1,061	—	8,488
	¥128,606	¥148,207	$1,028,848
Less—Current maturities	(25,259)	(20,058)	(202,072)
	¥103,347	¥128,149	$ 826,776

The aggregate annual maturities of long-term debt subsequent to March 31, 2002, are as follows:

	Millions of yen	Thousands of U.S. dollars
2003	¥ 25,259	$ 202,072
2004	39,165	313,320
2005	2,514	20,112
2006	30,004	240,032
2007	25,748	205,984
Thereafter	5,916	47,328
Total	¥128,606	$1,028,848

7. NOTES AND ACCOUNTS PAYABLE

Notes and accounts payable as of March 31, 2002 and 2001, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Unconsolidated subsidiaries and affiliates	¥ 37	¥ 44	$ 296
Trade	55,954	71,491	447,632
	¥55,991	¥71,535	$447,928

8. SEVERANCE AND RETIREMENT ALLOWANCE

As explained in "Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES", effective April 1, 2000, the Company and its consolidated subsidiaries adopted the accounting standard for employees' severance and retirement benefits, under which the liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for severance and retirement benefits included in the liability section of the consolidated balance sheet as of March 31, 2002 and 2001, consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Projected benefit obligation	¥94,326	¥84,432	$ 754,608
Unrecognized prior service costs	4,107	1,724	32,856
Unrecognized actuarial difference	(23,044)	(14,143)	(184,352)
Fair value of pension assets	(60,551)	(59,224)	(484,408)
Unrecognized net transition obligation	(4,669)	(6,226)	(37,352)
Prepaid pension expense	—	50	—
Allowance for employees' severance and retirement benefits	¥10,169	¥ 6,613	$ 81,352
Severance and retirement allowance for directors	¥ 1,118	¥ 1,281	$ 8,944
Total severance and retirement allowance	¥11,287	¥ 7,894	$ 90,296

Included in the consolidated statement of income for the years ended March 31, 2002 and 2001, are employees' severance and retirement benefit expense comprising of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Service costs — benefits earned during the year	¥4,727	¥4,621	$37,816
Interest cost on projected benefit obligation	2,433	2,513	19,464
Expected return on plan assets	(2,066)	(2,124)	(16,528)
Amortization of actuarial difference	2,857	—	22,856
Amortization of prior service costs	(344)	—	(2,752)
Amortization of net transition obligation	1,556	1,556	12,448
Severance and pension benefit expense	¥9,163	¥6,566	$73,304

The discount rate and the rate of expected return on plan assets used by the Company are 2.5% and 3.5%, respectively.
The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years. Past service costs and net transition obligation are both recognized as expense in equal amounts over 5 years, and actuarial difference is recognized as income (or expense) in equal amounts over 5 years.

9. INCOME TAXES

Income taxes applicable to the Company and its domestic consolidated subsidiaries consist of corporate tax, inhabitant tax and enterprise tax, which in the aggregate resulted in normal statutory rates of approximately 41.8% for the years ended March 31, 2002, 2001 and 2000. Income taxes of foreign consolidated subsidiaries are based generally on tax rates applicable in their countries of incorporation.

The following table summarizes the significant differences between the statutory tax rate and the Company's effective tax rate for the consolidated financial statement purposes for the years ended March 31, 2002, 2001 and 2000.

	2002	2001	2000
Japanese statutory tax rate	41.8%	41.8%	41.8%
Effect of foreign tax rate differences	(1.2)	2.4	(6.1)
Non-taxable dividend income	(1.0)	(1.0)	(4.4)
Non-deductible expenses	3.3	1.5	11.2
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—	22.8
Impact of operating losses (utilized)/generated for certain subsidiaries	7.9	(0.8)	(11.1)
Other, net	(1.1)	1.5	4.2
Effective tax rate	49.7%	45.4%	58.4%

Significant components of deferred income tax assets and liabilities as of March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Deferred income tax assets:			
Inventories	¥ 8,142	¥ 7,529	$65,136
Depreciation of property, plant and equipment	3,994	3,959	31,952
Severance and retirement allowances	2,792	1,529	22,336
Prepaid expenses	2,642	2,608	21,136
Marketable and Investment securities	3,323	191	26,584
Deferred assets	837	1,261	6,696
Unrealized intercompany profits	6,103	6,492	48,824
Other	9,846	7,741	78,768
Total deferred income tax assets	¥37,679	¥ 31,310	$301,432
Total deferred income tax liabilities	(3,126)	(2,675)	(25,008)
Net deferred income tax assets	¥34,553	¥ 28,635	$276,424

10. SHAREHOLDERS' EQUITY

Under the Code, the followings are provided:

- The maximum amount that the Company can distribute as dividends is calculated based on the individual financial statements of the Company.
- At least 50% of the issue price of new shares, with a minimum of the par value thereof, is required to be designated as stated capital. The portion that is to be designated as stated capital is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as stated capital are credited to additional paid-in capital.
- Certain amount of retained earnings equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings is appropriated to a legal reserve until such reserve equals 25% of the issued capital.
- Neither additional paid-in capital nor legal reserve is available for cash dividends, but either may be used to reduce a capital deficit by resolution of the shareholders or may be capitalized by resolution of the Board of Directors.
- Dividends are approved by the shareholders' meeting held subsequent to the statutory fiscal period to which the dividends are payable to shareholders of record at the end of each such fiscal period.
- Semi-annual dividends are approved by the Board of Directors after the end of each first six-month period to which the dividends are payable to shareholders of record at the end of interim six-month period.

11. CONTINGENT LIABILITIES

The Company and its consolidated subsidiaries were contingently liable for export bills discounted of ¥1,467 million ($11,736 thousand) and other bills discounted of ¥32 million ($256 thousand) as of March 31, 2002. As of March 31, 2002, the Company and its consolidated subsidiaries were also contingently liable as guarantors of borrowings, primarily for housing loans to employees, amounting to ¥1,228 million ($9,824 thousand).

12. PLEDGED ASSETS

The following assets were pledged as collateral for short-term borrowings and long-term debt as of March 31, 2002 and 2001:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Land	¥ 70	¥ 4	$ 560
Buildings and structures	3,475	3,271	27,800
	¥3,545	¥3,275	$28,360

The obligation secured by such collateral were as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Long-term debt	¥2,637	¥3,060	$21,096

13. CASH AND CASH EQUIVALENTS

Reconciliations of cash and time deposits shown in the consolidated balance sheets and cash and cash equivalents shown in the consolidated statements of cash flows as of March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Cash and time deposits	¥100,986	¥100,144	$ 807,888
Less: Time deposits with maturities over three months	(45,641)	(15,393)	(365,128)
Cash and cash equivalents	¥ 55,345	¥ 84,751	$ 442,760

14. INFORMATION FOR CERTAIN LEASE TRANSACTIONS

Lessee:

The Company and its consolidated subsidiaries lease certain machinery and equipment under non-cancellable finance and operating leases. Finance leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases. Certain information for such non-capitalized finance leases for the years ended March 31, 2002 and 2001 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
(Equivalent amount)			
Acquisition cost	¥ 9,505	¥10,464	$ 76,040
Accumulated depreciation	(4,937)	(5,589)	(39,496)
Estimated net book value	¥ 4,568	¥ 4,875	$ 36,544

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Lease payments	¥2,413	¥2,548	$19,304
Equivalent of depreciation expense	¥2,188	¥2,307	$17,504
Equivalent of interest expense	¥ 201	¥ 219	$ 1,608

Equivalent of depreciation expense is computed using the straight-line method over the lease terms assuming no residual value. Equivalent of interest expense is computed using interest rate method over the lease terms for the difference between acquisition cost and total lease payments.

Future minimum lease payments under the non-cancellable finance and operating leases having remaining terms in excess of one year as of March 31, 2002 are as follows:

	Millions of yen	Thousands of U.S. dollars
2003	¥2,093	$16,744
2004 and thereafter	3,256	26,048
Total minimum lease payments	¥5,349	$42,792

Lessor:

Certain machinery and equipment of the Company and its consolidated subsidiaries are leased under finance leases. For the years ended March 31, 2002 and 2001, the amounts of leased machinery and equipment were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Acquisition cost	¥ 7,408	¥ 6,636	$ 59,264
Accumulated depreciation	(3,705)	(2,959)	(29,640)
Net book value	¥ 3,703	¥ 3,677	$ 29,624

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Lease income	¥1,663	¥1,546	$13,304
Depreciation expense	¥1,440	¥1,282	$11,520
Estimated interest income	¥ 217	¥ 252	$ 1,736

Estimated interest income is computed using interest rate method over the lease terms for the difference between acquisition cost and total lease receipts.

Future minimum lease receipts under these finance lease arrangements as of March 31, 2002 are as follows:

	Millions of yen	Thousands of U.S. dollars
2003	¥1,377	$11,016
2004 and thereafter	2,497	19,976
Total future minimum lease receipts	¥3,874	$30,992

15. DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its consolidated subsidiaries uses derivative financial instruments in the normal course of their business to manage the exposure to fluctuations in foreign exchange rates and interest rates. The primary classes of derivative used by the Company and its consolidated subsidiaries are foreign exchange forward contracts, currency options, and interest rate swaps. Almost all-derivative transactions are used to hedge interest rates and foreign currency positions in connection with their business. Accordingly, market risk in these derivatives is largely offset by opposite movements in the underlying positions. Management assesses derivative transactions and market risks surrounding these transactions according to the Company's policy regarding derivative transactions. Contracts of derivative financial instruments are executed by finance department of the Company or foreign subsidiaries in accordance with the internal rules approved by the Company's board of directors or with the approval and under the directions of a responsible director of foreign subsidiaries.

The counter-parties to the derivative financial instruments of the Company and its consolidated subsidiaries are substantial and creditworthy multi-international commercial banks or other financial institutions that are recognized market makers. Neither the risks of counter-party non-performance nor the economic consequences of counter-party non-performance associated with these contacts are considered by the Company to be material.

The following table summarized the underlying notional transaction amounts, book values and fair values for outstanding derivative financial instruments by risk category and instrument type as of March 31, 2002 and 2001:

[As of March 31, 2002]	Millions of yen			Thousands of U.S. dollars		
	Notional Amount	Book Value	Fair Value	Notional Amount	Book Value	Fair Value
Foreign exchange forward contracts:						
To buy U.S. dollars	**¥ 58**	**¥—**	**¥ 58**	**$ 464**	**$—**	**$ 464**
To buy British pounds	**577**	**—**	**583**	**4,616**	**—**	**4,664**

[As of March 31, 2001]	Millions of yen		
	Notional Amount	Book Value	Fair Value
Foreign exchange forward contracts:			
To buy U.S. dollars	¥ 388	¥ —	¥ 393
To buy Euro	3,994	—	3,912
To buy other currency	6	—	6
Currency option agreements:			
To pay other currency	538	—	542

The forward contracts on the foreign currency receivable and payables translated into Japanese yen at the forward exchange rate in the accompanying consolidated financial statements are not included in the above amounts.

The fair value of currency option agreements are estimated by obtaining quotes from financial institutions. The fair value of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

16. SUBSEQUENT EVENT

At the general meeting held on June 27, 2002, the shareholders approved a cash dividend totaling ¥1,718 million ($13,744 thousand) or ¥6.50 ($0.05) per share and payment of bonuses to directors totaling ¥45 million ($360 thousand). In accordance with the Code, the declaration of this dividend and the payment of these bonuses have not been reflected in the accompanying consolidated financial statements as of March 31, 2002.

17. SEGMENTAL INFORMATION

Business segments correspond to categories of activity classified primarily by the Internal Company System the Company adopted from fiscal 2002.

Segmental information for the years ended March 31, 2002, 2001 and 2000 were shown in the tables below:

(a) Information by business segment

	Millions of yen						
	2002						
	Imaging Systems Group	Medical Systems Group	Industrial Systems Group	Others	Total	Elimination and Corporate	Consolidated total
Net sales:							
Unaffiliated customers	¥208,447	¥254,943	¥55,833	¥ 9,192	¥528,415	¥ —	¥528,415
Intersegment	90	13	1	—	104	(104)	—
Total	208,537	254,956	55,834	9,192	528,519	(104)	528,415
Operating expenses	215,325	197,718	55,327	11,951	480,321	5,811	486,132
Operating income (loss)	(6,788)	57,238	507	(2,759)	48,198	(5,915)	42,283
Assets	118,171	186,275	33,855	16,262	354,563	207,515	562,078
Depreciation and amortization	7,696	12,164	1,701	762	22,323	1,377	23,700
Capital expenditures	¥ 8,532	¥ 12,035	¥ 1,713	¥ 937	¥ 23,217	¥ 1,618	¥ 24,835

	Millions of yen						
	2001						
	Imaging Systems Group	Medical Systems Group	Industrial Systems Group	Others	Total	Elimination and Corporate	Consolidated total
Net sales:							
Unaffiliated customers	¥183,664	¥213,509	¥58,025	¥11,506	¥466,704	¥ —	¥466,704
Intersegment	101	5	—	—	106	(106)	—
Total	183,765	213,514	58,025	11,506	466,810	(106)	466,704
Operating expenses	184,044	171,199	56,983	14,344	426,570	4,638	431,208
Operating income (loss)	(279)	42,315	1,042	(2,838)	40,240	(4,744)	35,496
Assets	144,433	164,723	44,180	12,179	365,515	218,588	584,103
Depreciation and amortization	5,265	8,827	2,308	744	17,144	1,103	18,247
Capital expenditures	¥ 6,674	¥ 8,412	¥ 3,127	¥ 2,270	¥ 20,483	¥ 958	¥ 21,441

	Thousands of U.S. dollars						
	2002						
	Imaging Systems Group	Medical Systems Group	Industrial Systems Group	Others	Total	Elimination and Corporate	Consolidated total
Net sales:							
Unaffiliated customers	$1,667,576	$2,039,544	$446,664	$ 73,536	$4,227,320	$ —	$4,227,320
Intersegment	720	104	8	—	832	(832)	—
Total	1,668,296	2,039,648	446,672	73,536	4,228,152	(832)	4,227,320
Operating expenses	1,722,600	1,581,744	442,616	95,608	3,842,568	46,488	3,889,056
Operating income (loss)	(54,304)	457,904	4,056	(22,072)	385,584	(47,320)	338,264
Assets	945,368	1,490,200	270,840	130,096	2,836,504	1,660,120	4,496,624
Depreciation and amortization	61,568	97,312	13,608	6,096	178,584	11,016	189,600
Capital expenditures	$ 68,256	$ 96,280	$ 13,704	$ 7,496	$ 185,736	$ 12,944	$ 198,680

Notes: From fiscal 2002, the Company adopted the Internal Company System. Along with this, the business classifications by three product groups namely "Imaging product group", "Medical product group", and "Integrated System and Information product group" changed to "Imaging Systems Group", "Medical Systems Group", "Industrial Systems Group" and "Others".

These four groups include the following products:
Imaging Systems Group: Film cameras, Digital cameras, Recorders.
Medical Systems Group: Medical endoscopes, Clinical analyzers, Biological microscopes.
Industrial Systems Group: Industrial microscopes, Industrial endoscopes, Printers, Magneto-optical disk drives, Barcode data processing equipment, Measuring equipment.
Others: Software development, etc.

The Segment information classified by products for fiscal 2001 and 2000 were as follows:

	Millions of yen					
	2001					
	Imaging product group	Medical product group	Integrated System and Information product group	Total	Elimination and Corporate	Consolidated total
Net sales:						
Unaffiliated customers	¥183,664	¥195,567	¥87,473	¥466,704	¥ —	¥466,704
Intersegment	101	4	1	106	(106)	—
Total	183,765	195,571	87,474	466,810	(106)	466,704
Operating expenses	184,044	155,078	87,448	426,570	4,638	431,208
Operating income (loss)	(279)	40,493	26	40,240	(4,744)	35,496
Assets	144,433	149,660	71,422	365,515	218,588	584,103
Depreciation and amortization	5,265	8,154	3,725	17,144	1,103	18,247
Capital expenditures	¥ 6,674	¥ 7,368	¥ 6,441	¥ 20,483	¥ 958	¥ 21,441

	Millions of yen					
	2000					
	Imaging product group	Medical product group	Integrated System and Information product group	Total	Elimination and Corporate	Consolidated total
Net sales:						
Unaffiliated customers	¥164,727	¥186,663	¥77,256	¥428,646	¥ —	¥428,646
Intersegment	117	3	—	120	(120)	—
Total	164,844	186,666	77,256	428,766	(120)	428,646
Operating expenses	161,609	150,637	81,511	393,757	4,757	398,514
Operating income (loss)	3,235	36,029	(4,255)	35,009	(4,877)	30,132
Assets	108,406	138,127	62,757	309,290	226,884	536,174
Depreciation and amortization	3,933	8,288	3,004	15,225	1,063	16,288
Capital expenditures	¥ 5,177	¥ 7,808	¥ 3,105	¥ 16,090	¥ 1,003	¥ 17,093

Notes: 1. Imaging product group includes compact cameras, digital cameras, microcassette tape recorders and tapes. Medical product group includes fiberscopes, rigidscopes, videoscopes and clinical analyzers. Integrated System and Information product group includes microscopes, measuring equipment, printers, magneto-optical disk drives and barcode data process devices.

2. As mentioned at Note 1 (i) Pension and retirement allowance plans, effective April 1, 2000, the Company and the domestic consolidated subsidiaries changed the method of accounting standard for employees' severance and pension benefits. The effects of this change for the fiscal year 2001 were ¥102 million in Imaging product group to increase in operating loss, ¥53 million in Medical product group and ¥86 million in Integrated System and Information product group to decrease in operating income.

3. As described in Note 1 (d), effective April 1, 2000, the revised accounting standard for foreign currency translation was adopted, and at March 31, 2001, Foreign currency translation adjustments was presented in the shareholders' equity section instead of in the assets section. As a result, Assets for Elimination and Corporate for 2001 was decreased by ¥6,220 million.

(b) Information by geographic location

	Millions of yen						
	2002						
	Japan	North America	Europe	Asia	Total	Elimination and corporate	Consolidated total
Net sales:							
Unaffiliated customers	¥197,074	¥180,659	¥135,388	¥15,294	¥528,415	¥ —	¥528,415
Intersegment	187,994	854	6,276	34,273	229,397	(229,397)	—
Total	385,068	181,513	141,664	49,567	757,812	(229,397)	528,415
Operating expenses	352,579	175,612	137,205	46,879	712,275	(226,143)	486,132
Operating income (loss)	32,489	5,901	4,459	2,688	45,537	(3,254)	42,283
Assets	¥184,691	¥ 74,024	¥ 80,965	¥26,248	¥365,928	¥ 196,150	¥562,078

	Millions of yen						
	2001						
	Japan	North America	Europe	Asia	Total	Elimination and corporate	Consolidated total
Net sales:							
Unaffiliated customers	¥195,166	¥154,616	¥109,183	¥ 7,739	¥466,704	¥ —	¥466,704
Intersegment	173,423	1,002	5,609	34,700	214,734	(214,734)	—
Total	368,589	155,618	114,792	42,439	681,438	(214,734)	466,704
Operating expenses	339,748	150,887	109,291	41,111	641,037	(209,829)	431,208
Operating income (loss)	28,841	4,731	5,501	1,328	40,401	(4,905)	35,496
Assets	¥216,228	¥ 62,940	¥ 73,175	¥25,583	¥377,926	¥ 206,177	¥584,103

	Millions of yen						
	2000						
	Japan	North America	Europe	Asia	Total	Elimination and corporate	Consolidated total
Net sales:							
Unaffiliated customers	¥186,354	¥129,436	¥107,560	¥ 5,296	¥428,646	¥ —	¥428,646
Intersegment	141,279	989	5,547	34,315	182,130	(182,130)	—
Total	327,633	130,425	113,107	39,611	610,776	(182,130)	428,646
Operating expenses	306,066	126,947	107,627	38,561	579,201	(180,687)	398,514
Operating income (loss)	21,567	3,478	5,480	1,050	31,575	(1,443)	30,132
Assets	¥157,775	¥ 54,618	¥ 58,201	¥59,153	¥329,747	¥ 206,427	¥536,174

	Thousand of U.S. dollars						
	2002						
	Japan	North America	Europe	Asia	Total	Elimination and corporate	Consolidated total
Net sales:							
Unaffiliated customers	$1,576,592	$1,445,272	$1,083,104	$122,352	$4,227,320	$ —	$4,227,320
Intersegment	1,503,952	6,832	50,208	274,184	1,835,176	(1,835,176)	—
Total	3,080,544	1,452,104	1,133,312	396,536	6,062,496	(1,835,176)	4,227,320
Operating expenses	2,820,632	1,404,896	1,097,640	375,032	5,698,200	(1,809,144)	3,889,056
Operating income (loss)	259,912	47,208	35,672	21,504	364,296	(26,032)	338,264
Assets	$1,477,528	$ 592,192	$ 647,720	$209,984	$2,927,424	$ 1,569,200	$4,496,624

Notes: 1. Segmentation is determined by geographical adjacency.
North America includes the United States. Europe includes Germany, the United Kingdom, France and other countries. Asia includes Singapore, Hong Kong, China, Australia and other countries.
2. As mentioned at Note 1 (i) Pension and retirement allowance plans, effective April 1, 2000, the Company and the domestic consolidated subsidiaries changed the method of accounting standard for employees' severance and pension benefits. The effect of this change for the fiscal year 2001 was ¥241 million in Japan to decrease in operating income.
3. As described in Note 1 (d), effective April 1, 2000, the revised accounting standard for foreign currency translation was adopted, and at March 31, 2001, Foreign currency translation adjustments is presented in the shareholders' equity section instead of in the assets section. As a result, Assets for Elimination and Corporate for 2001 was decreased by ¥6,220 million.

(c) Overseas sales information

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Export sales (A)	¥377,654	¥317,353	¥283,653	$3,021,232
to North America	195,863	163,113	134,105	1,566,904
to Europe	135,218	112,908	109,492	1,081,744
to Asia	36,418	32,184	31,855	291,344
to Other areas	10,155	9,148	8,201	81,240
Net sales (B)	528,415	466,704	428,646	4,227,320
A/B (%)	71.5%	68.0%	66.2%	71.5%

Segmentation is determined by geographical adjacency.

North America includes the United States and Canada. Europe includes Germany, the United Kingdom, France and other countries. Asia includes Singapore, Hong Kong, China, Australia and other countries.

Other areas include Central and South America, the Middle East, Africa and others.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the shareholders and the Board of Directors of Olympus Optical Co., Ltd.

We have audited the accompanying consolidated balance sheets of Olympus Optical Co., Ltd. and consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese yen. Our audits were made in accordance with generally accepted auditing standards in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Olympus Optical Co., Ltd. and consolidated subsidiaries as of March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in Japan (Note 1) applied on a consistent basis during the periods, except as noted in the following paragraph.

As explained in Note 1, Olympus Optical Co., Ltd. and consolidated subsidiaries prospectively adopted new Japanese accounting standards for financial instruments, employees' severance and retirements benefits, and foreign currency transactions in the year ended March 31, 2001, consolidation and equity method accounting in the year ended March 31, 2000. Also, Olympus Optical Co., Ltd. and consolidated subsidiaries adopted the Internal Company System, effective April 1, 2001, as described in Note 17, with which we concur.

Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements have been translated from Japanese yen on the basis set forth in Note 1.

Asahi & Co.

Asahi & Co.
Tokyo, Japan
June 27, 2002

OLYMPUS OPTICAL CO.,LTD.
Monolith, 3-1 Nishi-Shinjuku 2-chome,
Shinjuku-ku, Tokyo 163-0914, Japan
Tel: (03) 3340-2111 Fax: (03) 3340-2098
http://www.olympus.co.jp/World/index.html

OLYMPUS AMERICA INC.
2 Corporate Center Drive, Melville, NY 11747-3157, U.S.A.
Tel: (631) 844-5000

OLYMPUS OPTICAL CO.(EUROPA) GMBH
Wendenstrasse 14-18, D-20097 Hamburg, Germany
Tel: (40) 237730

OLYMPUS OPTICAL CO.(U.K.) LTD.
2-8 Honduras Street, London, EC1Y OTX, U.K.
Tel: (171) 2532772

KEYMED (MEDICAL & INDUSTRIAL EQUIPMENT) LTD.
KeyMed House, Stock Road, Southend-on-Sea, Essex SS2 5QH, U.K.
Tel: (1702) 616333

Further information is available on request, including a company brochure and product catalogs.
Please contact us at the nearest address above.

CONSOLIDATED SUBSIDIARIES
(As of March 31, 2002)

DOMESTIC

Olympus ProMarketing, Inc.
(Tokyo)
Sales of cameras, endoscopes, microscopes, clinical analyzers and information peripheral equipment

Tokyo Kinzoku Co., Ltd.
(Ibaraki)
Manufacture and assembly of ferrous and nonferrous castings

Tokyo Kinzoku Co., Ltd., Kyowa Plant
(Ibaraki)
Manufacture and assembly of ferrous and nonferrous castings

Olympus Opto-Electronics Co., Ltd.
(Tokyo)
Manufacture of cameras, endoscopes and other products

Ohmachi Olympus Co., Ltd.
(Nagano)
Manufacture of parts for optical products

Sakaki Olympus Co., Ltd.
(Nagano)
Manufacture of camera lenses and printers

Shirakawa Olympus Co., Ltd.
(Fukushima)
Manufacture of endoscopes

Mishima Olympus Co., Ltd.
(Shizuoka)
Manufacture of clinical analyzers

Okaya Olympus Co., Ltd.
(Nagano)
Manufacture of magneto-optical disk drives and barcode data processing devices

Olympus Systems Corporation
(Tokyo)
Computerized information network system services

KS Olympus Co., Ltd.
(Tokyo)
Sales of endoscopes, microscopes, clinical analyzers and other products

Olympus A.V.S. Co., Ltd.
(Tokyo)
Sales of optical equipment, medical equipment and electronic products

Olympus Logitex Co., Ltd.
(Kanagawa)
Transportation business

Olympus Leasing Co., Ltd.
(Tokyo)
Lease of medical equipment

Olympus Technical Service Co., Ltd.
(Tokyo)
Maintenance and service of optical equipment, medical equipment and electronic products

Olympus Sogo Service Co., Ltd.
(Tokyo)
Catering services, cleaning business, and insurance agency

Olympus Medical Engineering Co., Ltd.
(Tokyo)
Maintenance of clinical analyzers

Olympus Engineering Co., Ltd.
(Tokyo)
Development and manufacture of semiconductor-related devices

NovusGene Inc.
(Tokyo)
Analytical services of genomic information

OVERSEAS

Olympus USA Incorporated
(New York, U.S.A.)
Holding company

Olympus Corporation of America
(Delaware, U.S.A.)
Holding company

Olympus America Inc.
(New York, U.S.A.)
Sales of cameras, endoscopes, microscopes, clinical analyzers and information peripheral equipment

Olympus Industrial America Inc.
(New York, U.S.A.)
Sales of industrial equipment

Olympus Integrated Technologies America Inc.
(San Jose, U.S.A.)
Sales of semiconductor-related devices and development of software

Olympus America de Mexico S.A. de C.V.
(Mexico City, Mexico)
Service of medical endoscopes

Olympus Optical Co. (Europa) GmbH
(Hamburg, Germany)
Sales of cameras, endoscopes, microscopes, and information peripheral equipment

Olympus Winter & Ibe GmbH
(Hamburg, Germany)
Manufacture and sales of endoscopes

Olympus (U.K.) Ltd.
(London, U.K.)
Holding company

Olympus Optical Co. (U.K.) Ltd.
(London, U.K.)
Sales of cameras, microscopes and other products

KeyMed (Medical & Industrial Equipment) Ltd.
(Essex, U.K.)
Manufacture and sales of endoscopes

KeyMed Ireland Ltd.
(Dublin, Ireland)
Sales of endoscopes

Algram Group Limited
(Devon, U.K.)
Manufacture of endoscopes and other products

Olympus France S.A.
(Rungis Cedex, France)
Sales of cameras, endoscopes, microscopes, clinical analyzers and other products

Olympus Diagnostica GmbH
(Hamburg, Germany)
Sales of clinical analyzers and manufacture of reagents

Olympus Austria Ges.m.b.H.
(Wien, Austria)
Sales of cameras, endoscopes, microscopes and other products

Olympus Optical AB
(Malmö, Sweden)
Sales of endoscopes, microscopes and other products

Olympus Optical (Schweiz) AG
(Schwerzenbach, Switzerland)
Sales of cameras, endoscopes, microscopes and other products

Olympus d.o.o. za trgovinu
(Zagreb, Croatia)
Sales of cameras, endoscopes, microscopes and other products

Olympus C&S, spol. s.r.o.
(Prague, Czech Republic)
Sales of cameras, endoscopes, microscopes and other products

Olympus Danmark A/S
(Glostrup, Denmark)
Sales of cameras, endoscopes, microscopes and other products

Olympus Norge A/S
(Oslo, Norway)
Sales of cameras, endoscopes, microscopes and other products

Olympus Italia s.r.l.
(Milano, Italy)
Sales of endoscopes, microscopes and other products

Olympus Endo-Repair Europe GmbH
(Hamburg, Germany)
Maintenance and service of endoscopes

Olympus Optical Polska Sp. z.o.o.
(Warsaw, Poland)
Sales of endoscopes, microscopes and other products

Olympus Endoterapia Sp. z.o.o.
(Warsaw, Poland)
Service of medical endoscopes

Olympus Hungary Kft.
(Budapest, Hungary)
Sales of endoscopes, microscopes and other products

Olympus Medical Care (Hungary) Kft. Medical Service Limited Liability Company
(Budapest, Hungary)
Service of medical endoscopes

Olympus trgovina d.o.o.
(Ljubljana, Slovenija)
Maintenance and service of endoscopes

Olympus Software Europe GmbH
(Hamburg, Germany)
Development and sales of software

Olympus Finland OY
(Vantaa, Finland)
Sales of endoscopes

Olympus Optical Co Espana, S.A.
(Barcelona, Spain)
Sales of endoscopes

Olympus Technicas S.L.
(Barcelona, Spain)
Sales of microscopes

Olympus Bio Systems GmbH
(Münhen, Germany)
Development and sales of software

Olympus Optical Portugal S.A.
(Lisbon, Portugal)
Sales of endoscopes

Olympus Asian Pacific Limited
(Hong Kong)
Holding company

Olympus Asset Management Limited
(Hong Kong)
Financing services

Olympus Hong Kong and China Limited
(Hong Kong)
Manufacture of cameras

Olympus (Shenzhen) Industrial Ltd.
(Shenzhen, China)
Manufacture of cameras

Olympus (China) Investment Co., Ltd.
(Beijing, China)
Sales of cameras

Olympus Beijing Industry & Technology Limited
(Beijing, China)
Manufacture of cameras

Olympus Korea Co., Ltd.
(Seoul, Korea)
Sales of cameras

Olympus Taiwan Co., Ltd.
(Taipei, Taiwan)
Procurement of Olympus products and parts

Olympus Technologies Singapore Pte. Ltd.
(Singapore)
Manufacture of information peripheral equipment

Olympus Singapore Pte. Ltd.
(Singapore)
Sales of cameras, endoscopes, microscopes and other products

Olympus (Thailand) Company Limited
(Bangkok, Thailand)
Sales of endoscopes

Olympus (Malaysia) SDN BHD
(Kuala Lumpur, Malaysia)
Sales of cameras

Olympus Australia Pty Ltd.
(Oakleigh, Australia)
Sales of cameras, endoscopes and microscopes

Olympus New Zealand Limited
(Auckland, New Zealand)
Sales of endoscopes and microscopes



Masatoshi Kishimoto
Chairman*



Tsuyoshi Kikukawa
President*

Directors
Toshiro Shimoyama
Atsushi Yusa
Masaaki Terada
Kouji Miyata
Hiroshi Komiya
Shinya Kosaka
Ken Yonekubo
Masaharu Ohkubo

Standing Corporate Auditors
Minoru Ohta
Hitoshi Komata

Corporate Auditors
Seiya Ikoma
Koushi Kawashima

Executive Managing Officers
Atsushi Yusa**
Masaaki Terada**
Kouji Miyata**
Hiroshi Komiya**
Shinya Kosaka**

Executive Officers
Ken Yonekubo**
Masaharu Ohkubo**
Hiroyuki Furihata
Tatsuo Nagasaki
Takeyuki Mori
Kazuhisa Yanagisawa
Mikio Takagi
Kazuo Ichikawa
Yusuke Kojima
Haruhito Morishima
Hideo Yamada
Masataka Suzuki

*Representative Directors
**Jointly Serving Directors

Transfer Agent for Common Stock
The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-0014, Japan

Depositary and Transfer Agent for American Depositary Receipts
The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (212) 815-2204 U.S. toll free: 888-269-2377 (888-BNY-ADRS)
http://www.bankofny.com/adr/

Stock Exchange Listings in Japan
Tokyo and Osaka

Stock Exchange Listings Overseas
Frankfurt, Paris and Switzerland

Total Shares of Common Stock Issued and Outstanding
264,472,608 (as of March 31, 2002)

Number of Shareholders
20,622 (as of March 31, 2002)

Principal Shareholders

Name	Number of shares held (thousands)	Percentage of total shares outstanding (%)
Nippon Life Insurance Company	21,893	8.28
Sumitomo Mitsui Banking Corporation	13,222	5.00
The Mitsubishi Trust and Banking Corporation (trust account)	11,293	4.27
UFJ Bank Limited	10,521	3.98
The Bank of Tokyo-Mitsubishi, Ltd.	7,771	2.94
Japan Trustee Services Bank, Ltd. (trust account)	7,285	2.75
UFJ Trust Bank Limited (trust account of A)	5,992	2.27
State Street Bank and Trust Company 505041	5,875	2.22
The Chase Manhattan Bank, N.A. London, S.L. Omnibus Account	4,834	1.83
The Tokyo Marine and Fire Insurance Co., Ltd.	4,685	1.77

Distribution of Shares by Type of Shareholder

	Number of shareholders	Number of shares held (thousands)	Percentage of total shares outstanding (%)
Japanese financial institutions	144	150,145	56.77
Japanese securities companies	81	2,586	0.98
Other Japanese corporations	297	10,845	4.10
Japanese individuals and others	19,736	32,563	12.31
Foreign institutions and individuals	364	68,331	25.84
Total	20,622	264,472	100.00

Figures are truncated at thousands.

OLYMPUS®

AN-0802D Printed in Japan
Printed on recycled paper